UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 25, 2023

Commission File Number 001-14846

            AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Enclosure: AGA BRASIL PLACES CORREGO DO SITIO MINE IN BRAZIL ON CARE AND MAINTENANCE AFTER SUSTAINED OPERATING LOSSES

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)

NEWS RELEASE

ANGLOGOLD ASHANTI BRASIL PLACES CORREGO DO SITIO MINE IN BRAZIL ON CARE AND MAINTENANCE AFTER SUSTAINED OPERATING LOSSES

(PRESS RELEASE – JOHANNESBURG) -- The Córrego do Sítio (CDS) mine in Brazil’s Minas Gerais state has for a sustained period reported challenging operating results characterised by poor production and costs that remain well above the gold price.
The mine has been unable to sustain itself or to fund the capital needed to ensure its long-term future. In the first six months of this year CDS produced 30,000oz at a total cash cost of $2,278/oz and an all-in sustaining cost of $3,031/oz. CDS reported negative free cash flow of $30m over that period.
AngloGold Ashanti Brasil, a wholly-owned subsidiary of AngloGold Ashanti, has therefore taken the difficult decision to place CDS on care and maintenance.
The company believes that layoffs are always the last resort and has taken reasonable steps to reduce the number of people affected by this transition to care and maintenance, including through the placement of some employees elsewhere in the company where equivalent roles exist. Unfortunately, however, at the end of this process there will be a reduction in the CDS workforce.
AngloGold Ashanti Brasil commits to ensuring this process is undertaken in a manner that ensures all those affected will be treated with dignity and respect, that all legal obligations are met and that stakeholders are kept apprised of all material developments through the process.
While the value of CDS has been fully written down by AngloGold Ashanti, the impact of the cessation of production at the mine will be disclosed in AngloGold Ashanti’s third quarter Market Update, in November.
About CDS
Córrego do Sítio, a part of the AngloGold Ashanti Mineração mining complex, is AngloGold Ashanti’s smallest operation. CDS produced 69,000oz in 2022 at a total cash cost of $1,946/oz and an all-in sustaining cost of $2,887/oz.

ENDS

25 August 2023
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Andrea Maxey        +61 08 9435 4603/ +61 400 072 199    amaxey@anglogoldashanti.com
General inquiries                            media@anglogoldashanti.com

Investors

Andrea Maxey        +61 08 9435 4603/ +61 400 072 199    amaxey@anglogoldashanti.com
Yatish Chowthee        +27 11 637 6273 / +27 78 364 2080        yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: August 25, 2023

By:    /s/ LM GOLIATH
Name:    LM Goliath
Title:    Company Secretary